SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 13, 2003

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
NOTICE OF SPECIAL MEETING
PROXY
NOTICE OF SPECIAL MEETING OF UNITHOLDERS OF PROVIDENT ENERGY TRUST
PROXY STATEMENT AND INFORMATION CIRCULAR

GLOSSARY OF TERMS
FORWARD-LOOKING STATEMENTS
PROXY STATEMENT AND INFORMATION CIRCULAR
Solicitation of Proxies
Notice to Beneficial Holders of Trust Units
Appointment of Proxies
Revocation of Proxies
Exercise of Discretion With Respect to Proxies
Documents Incorporated by Reference
Relationships Among the Trustee, the Trust, Provident and the Manager
Interest of the Trustee, Provident, the Manager and the Directors and Officers of Provident and the Manager in Matters to be Acted Upon
Interest of Insiders in Material Transactions
Indebtedness of the Trustee and the Directors and Officers of Provident and the Manager
Voting Securities and Principal Holders of Voting Securities
The Management Agreement
Background To The Internalization Transaction
Purpose And Benefits Of The Internalization Transaction And Recommendation Of The Board Of Directors
Effect Of The Internalization Transaction Upon Unitholders
Details Of The Internalization Transaction
Fairness Opinion
Management Fee Amending Agreement
Issuance of Exchangeable Shares
Amendments to the Trust Option Plan
Additional Information
Approval And Certification
SCHEDULE “A”
Form Of Management Internalization Resolution
SCHEDULE “B”
Form of Trust Option Plan Amendment Resolution
SCHEDULE “C”
Fairness Opinion
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: January 13, 2003	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

December 17, 2002

Dear Unitholder:

     You are invited to attend the special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Provident Energy Trust (the “Trust”) to be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on January 17, 2003 at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Special Meeting. At the Meeting, Unitholders will be asked to consider and vote upon the indirect acquisition by the Trust of all of the issued shares of Provident Management Corporation (the “Manager”), the manager of the Trust, for a total cost of $18 million to be payable through the issuance of 1,682,242 exchangeable shares of Provident Energy Ltd. (“Provident”) at an agreed upon price of $10.70. The Internalization Transaction will result in the elimination of the net operating income base fee and the total incentive fee effective December 31, 2002. Senior management of the Trust will continue in their roles as officers of the Trust following completion of the Internalization Transaction.

     For the Internalization Transaction to proceed, it must be approved by greater than 50% of the votes cast by disinterested Unitholders attending the Meeting and voting on the proposal in person or by proxy. If such approval is obtained and if the other conditions upon which the Internalization Transaction becomes effective are satisfied or waived, it is expected that the Internalization Transaction will be completed on or about January 17, 2003.

     Based upon, among other things, the recommendation of the special committee of the Board of Directors of Provident formed to review and negotiate the Internalization Transaction (which included all of the independent directors) and a fairness opinion provided by Ernst & Young Corporate Finance Inc. that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Unitholders, the Board of Directors of Provident has determined that the Internalization Transaction is in the best interests of Unitholders and therefore unanimously recommends that Unitholders vote in favour of the Internalization Transaction.

     At the Meeting, Unitholders will also be asked to consider and vote upon an amendment to the Trust’s Unit Option Plan.

     The accompanying Information Circular provides a detailed description of the Internalization Transaction and all other matters to be considered at the Meeting. Please give this material your careful consideration, and, if you require assistance, consult your financial or other professional advisor.

     To be represented at the Meeting, you must be a Unitholder of record at the close of business on December 17, 2002 and attend the Meeting in person or complete and sign the enclosed Form of Proxy and forward it so that the Form of Proxy is received and deposited with Computershare Trust Company of Canada, Proxy Department, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, no later than 5:00 p.m. (Calgary time) on January 14, 2003 or, if the Meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date on which the Meeting is reconvened.

Yours truly,

(Signed) Grant D. Billing
Chairman of the Board

PROVIDENT ENERGY TRUST

NOTICE OF SPECIAL MEETING

     NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of trust units (the “Trust Units”) of Provident Energy Trust (the “Trust”) will be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on January 17, 2003 at 9:00 a.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Trust (the “Circular”) accompanying this Notice, namely:

1.	to consider, and if thought fit, pass a resolution substantially in the form set forth in Schedule “A” (the “Management Internalization Resolution”) of the accompanying Proxy Statement and Information Circular approving the acquisition of all of the issued shares of Provident Management Corporation (the “Manager”), the manager of the Trust, and all related transactions (the “Internalization Transaction”);

2.	to consider, and if thought fit, pass a resolution substantially in the form set forth in Schedule “B” (the “Trust Unit Option Plan Amendment Resolution”) of the accompanying Proxy Statement and Information Circular approving the amendment to the Trust’s Unit Option Plan to provide for the reduction in the exercise price of all options granted to acquire trust units from and after January 1, 2003 in an amount equal to the full amount of cash distributions paid on the trust units; and

3.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

     The specific details of the Internalization Transaction, the Management Internalization Resolution and the Trust Unit Option Plan Amendment Resolution are set forth in the Proxy Statement and Information Circular accompanying and forming part of this Notice.

     Only holders of Trust Units of record at the close of business on December 17, 2002 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee’s name be placed on the voting list in place of the transferor.

By Order of the Board of Directors of Provident Energy Ltd.

(Signed) Grant D. Billing Chairman of the Board
Calgary, Alberta December 17, 2002

     If you are unable to attend the Meeting in person, please complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Trust Company of Canada at Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 Attention: Proxy Department, to reach the addressee no later than 5:00 p.m. (Calgary time) on January 14, 2003 or, if the Meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date on which the Meeting is reconvened.

PROVIDENT ENERGY TRUST

PROXY

FOR HOLDERS OF TRUST UNITS

THIS PROXY IS SOLICITED BY
THE MANAGEMENT OF PROVIDENT MANAGEMENT CORPORATION
FOR THE SPECIAL MEETING OF TRUST UNITHOLDERS
TO BE HELD ON JANUARY 17, 2003.

     The undersigned trust unitholder of Provident Energy Trust (the “Trust”) hereby appoints Grant D. Billing of Calgary, Alberta, or failing him, Mark N. Walker of Calgary, Alberta, with full power of substitution, or instead of either of them,                                 , as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the trust units of the Trust which the undersigned may be entitled to vote at the special meeting of trust unitholders of the Trust (the “Meeting”) to be held on January 17, 2003, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A trust unitholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy. This right may be exercised by inserting such other person’s name in the blank space provided for that purpose above or by completing another proper form of proxy.

     Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the trust units represented by this proxy as follows:

1.	To vote FOR ☐ or AGAINST ☐ the Management Internalization Resolution approving the acquisition of all of the issued shares of Provident Management Corporation, the manager of the Trust, and all related transactions.

2.	To vote FOR ☐ or AGAINST ☐ the Trust Unit Option Plan Amendment Resolution approving the amendment to the Trust’s unit option plan to provide for the reduction in the exercise price of all options granted to acquire trust units from and after January 1, 2003 in an amount equal to the full amount of cash distributions paid on the trust units.

3.	In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Proxy Statement and Information Circular of the Trust dated December 17, 2002 (the “Proxy Statement and Information Circular”) and on all other matters that may properly come before the Meeting or any adjournment thereof.

     The specific details of the Internalization Transaction, the Management Internalization Resolution, and the Trust Unit Option Plan Amendment Resolution are set forth in the Proxy Statement and Information Circular.

     The trust units represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. If no direction is given, the trust units represented by this proxy will be voted “FOR” Items 1 and 2 above. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included with the Proxy Statement and Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Proxy Statement and Information Circular.

Dated , 2002

Signature

Name (please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED “ATTN: PROXY DEPARTMENT”.

Notes:

1.	In order for this proxy to be effective, this proxy must be executed by the holder of trust units or attorney of such person authorized in writing or, if the holder of trust units is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed self-addressed envelope or otherwise delivered to Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Proxy Department, to reach the addressee no later than 5:00 p.m. (Calgary time) on January 14, 2003, or, if the Meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Trust with the Proxy Statement and Information Circular.

2.	The signature of the holder of trust units should be exactly the same as the name in which such securities are registered.

3.	Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of trust units is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.

NOTICE OF SPECIAL MEETING OF UNITHOLDERS
OF PROVIDENT ENERGY TRUST
to be held on January 17, 2003

and

PROXY STATEMENT AND INFORMATION CIRCULAR

December 17, 2002

GLOSSARY OF TERMS	1
FORWARD-LOOKING STATEMENTS	4
PROXY STATEMENT AND INFORMATION CIRCULAR	5
Solicitation of Proxies	5
Notice to Beneficial Holders of Trust Units	5
Appointment of Proxies	6
Revocation of Proxies	7
Exercise of Discretion With Respect to Proxies	7
Documents Incorporated by Reference	7
Relationships Among the Trustee, the Trust, Provident and the Manager	8
Interest of the Trustee, Provident, the Manager and the Directors and Officers of Provident and the Manager in Matters to be Acted Upon	9
Interest of Insiders in Material Transactions	9
Indebtedness of the Trustee and the Directors and Officers of Provident and the Manager	9
Voting Securities and Principal Holders of Voting Securities	9
The Management Agreement	10
Background to the Internalization Transaction	11
Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors	13
Effect of the Internalization Transaction Upon Unitholders	14
Details of the Internalization Transaction	14
Fairness Opinion	16
Management Fee Amending Agreement	17
Issuance of Exchangeable Shares	18
Amendments to the Trust Option Plan	23
Additional Information	24
Approval And Certification	25
SCHEDULE “A”	26
Form of Management Internalization Resolution	26
SCHEDULE “B”	27
Form of Trust Option Plan Amendment Resolution	27
SCHEDULE “C”	28
Fairness Opinion	28

GLOSSARY OF TERMS

In this Proxy Statement and Information Circular, the following terms shall have the meanings set forth below:

“ABCA” means the Business Corporations Act (Alberta), as amended;

“affiliate” has the meaning ascribed thereto in the Securities Act (Alberta), except as otherwise provided herein;

“AMEX” means the American Stock Exchange;

“Ancillary Rights” means the optional Exchange Rights and the automatic exchange right that is exercised in the event of a Provident Liquidation Event;

“associate” has the meaning ascribed thereto in the Securities Act (Alberta), except as otherwise provided herein;

“Board of Directors” means the board of directors of Provident;

“Call Rights” means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

“change of control” means the acquisition by any person or group of persons acting jointly or in concert of outstanding voting securities or other securities of an issuer (other than by a person or group of persons which are affiliates of such issuer), having rights of purchase, conversion or exchange into voting securities of the issuer which together with securities of the issuer held by such person or persons, exceeds twenty percent (20%) of the issued and outstanding voting securities of the issuer at the time of such acquisition (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of voting securities of the issuer such person or persons and all other holders of such securities would be entitled to);

“Closing Date” means the date of closing of the purchase of the Manager Shares and the other transactions contemplated by the Share Purchase Agreement, anticipated to be January 17, 2003 or such other date as may be agreed upon by the Trust and the Vendors;

“Disinterested Unitholders” means all Unitholders of the Trust except those Unitholders who hold Manager Shares either directly or indirectly or any affiliate or associate of any such person;

“Distribution” means a distribution declared and payable or paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

“Escrow Agreements” means the escrow agreements to be entered into prior to the Closing Date among Provident, the Trust, the Trustee and each of the Vendors;

“Excess Distribution” means the amount of per Trust Unit distributions in any calendar year which exceeds 8% per year of the exercise price per Trust Unit at which Trust Units may be purchased under the Trust Option Plan calculated on a pro rata basis;

“Exchange Ratio” at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be increased on each date a distribution is paid by the Trust between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated (other than in respect of distributions the record date for which is prior to the Closing Date) by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the product of the then current Exchange Ratio and the amount of the distribution, expressed as an amount per Trust Unit, paid on that date, and having as its denominator the weighted average trading price of Trust Units on the TSX on the last business day prior to that date and the two preceding trading days;

“Exchange Rights” means the optional exchange right granted to the Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust or a subsidiary of the Trust (other than Provident) to exchange or purchase Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and neither the Trust nor any subsidiary of the Trust (other than Provident) electing to exercise such Call Right;

“Exchangeable Shares” means shares of Provident having the attributes set forth under “Issuance of Exchangeable Shares” in this Proxy Statement and Information Circular;

“Exchangeable Shares Transfer Agent” means Computershare Trust Company of Canada, or any successor thereto that is appointed by Provident to act as transfer agent and registrar for the Exchangeable Shares;

“Executive Employment Agreements” means the employment agreements to be entered into on or prior to the Closing Date by Provident and each of Mr. Buchanan and Mr. Findlay;

“Fairness Opinion” means the fairness opinion of Ernst & Young Corporate Finance Inc. set forth in Schedule “C” to this Proxy Statement and Information Circular;

“Insolvency Event” means the institution by Provident of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Provident to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Provident to contest in good faith any such proceedings commenced in respect of Provident within 15 days of becoming aware thereof, or the consent by Provident to the filing of any such petition or to the appointment of a receiver, or the making by Provident of a general assignment for the benefit of creditors, or the admission in writing by Provident of its inability to pay its debts generally as they become due, or Provident not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to the Exchangeable Share provisions;

“Internal Rate of Return” means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made;

“Internalization Transaction” means the transactions encompassing the purchase of the Manager Shares indirectly by the Trust and the related transactions and matters contemplated to occur under the Share Purchase Agreement;

“Liquidation Call Right” means the overriding right of the Trust or a subsidiary of the Trust (other than Provident) in the event of a proposed liquidation, dissolution or winding-up of Provident, to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the Trust or a subsidiary of the Trust) from the holders thereof on the effective date of any such liquidation, dissolution or winding-up in exchange for Trust Units, pursuant to the Exchangeable Share provisions;

“Management Agreement” means the agreement dated March 6, 2001, between the Manager, Provident and the Trustee for and on behalf of the Trust pursuant to which the Manager has agreed to provide management services to Provident and the Trust, as amended;

“Management Internalization Resolution” means the form of resolution approving the Internalization Transaction substantially in the form set forth in Schedule “A” to this Proxy Statement and Information Circular;

“Manager” means Provident Management Corporation;

“Manager Shares” means the issued and outstanding common shares in the Manager’s capital, all of which are owned by Scimitar Energy Limited and Hastings Street Management Limited;

“Market Capitalization” means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

“person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

“Provident” means Provident Energy Ltd., a corporation amalgamated under the ABCA, and includes, where applicable, its subsidiaries;

“Provident Liquidation Event” means: (i) any determination by the board of directors of Provident to institute voluntary liquidation, dissolution or winding-up proceedings (not including a reorganization under applicable bankruptcy laws) with respect to the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding-up its affairs; or (ii) receipt by the Trust of notice of, or the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding-up (not including a reorganization under applicable bankruptcy laws) of the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding-up its affairs;

“Provident USA” means the unanimous shareholders agreement dated March 6, 2001 among Provident, the Manager and the Trustee;

“Redemption Call Right” means the overriding right of the Trust or any subsidiary of the Trust (other than Provident) to purchase: (i) all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) from the holders thereof on January 17, 2007; or (ii) all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) from the holders thereof at any time when the aggregate number of issued and outstanding Exchangeable Shares (other than Exchangeable Shares and any such other shares held by the Trust or a subsidiary of the Trust) is less than 100,000 (provided such time shall not occur prior to January 1, 2006), in exchange for Trust Units, pursuant to the Exchangeable Share provisions;

“Retraction Call Right” means the overriding right of the Trust or any subsidiary of the Trust (other than Provident), in the event of a proposed redemption of Exchangeable Shares pursuant to a Retraction Request given by the holder thereof, to purchase from such holder on the Retraction Date all of the Exchangeable Shares tendered for redemption in exchange for Trust Units, pursuant to the Exchangeable Share provisions;

“Retraction Date” means a date, determined by a holder of Exchangeable Shares, on which such holder can require Provident to redeem such holder’s Exchangeable Shares, as further set out in the Exchangeable Share provisions and described under “Issuance of Exchangeable Shares” in this Proxy Statement and Information Circular;

“Retraction Request” means a duly executed notice given by a holder of Exchangeable Shares in such form as may be acceptable to Provident, pursuant to which such holder can require Provident to redeem such holder’s Exchangeable Shares;

“Return Period” means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

“Share Purchase Agreement” means the share purchase agreement dated November 22, 2002 among the Trust, Provident, the Manager, Scimitar Energy Limited, Hastings Street Management Limited, Thomas Buchanan and Randall Findlay;

“Special Committee” means the committee of the Board of Directors comprised of the directors all of whom are independent of the Manager, namely Grant D. Billing, John B. Zaozirny, M.H. Shaikh, Byron J. Seaman, Jeffrey T. Smith and Bruce R. Libin;

“Special Voting Unit” means the Special Voting Unit of the Trust issued to the Trustee pursuant to a voting and exchange trust agreement dated as of October 1, 2002 among Provident, the Trust, Provident Acquisitions Inc. and the Trustee;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta);

“Support Agreement” means the Support Agreement to be entered into among Provident, the Trustee and the Trust;

“Total Return Amount” means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

“Total Return Percentage” means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period;

“Trust” means Provident Energy Trust, an open-end unincorporated investment trust governed by the laws of Alberta, and includes, where applicable, its subsidiaries;

“Trust Option Plan” means the amended and restated Trust Unit Option Plan of the Trust;

“Trust Option Plan Amendment Resolution” means the form of resolution approving the amendment to the Trust Option Plan in the form set forth in Schedule “B” to this Proxy Statement and Information Circular;

“Trust Units” means the trust units of the Trust, as constituted on the date hereof;

“Trustee” means Computershare Trust Company of Canada, or any successor thereto that is appointed to act as trustee;

“TSX” means the Toronto Stock Exchange;

“Unit Market Price” of the Trust Units at any date means the weighted average of the trading price per unit for such units for each day in which there was a closing price for the 10 consecutive trading days immediately preceding such date and the 10 consecutive trading days from and including such date on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident;

“Unitholders” means the holders of Trust Units;

“Vendors” means Scimitar Energy Limited and Hastings Street Management Limited; and

“Voting and Exchange Trust Agreement” means the Voting and Exchange Trust Agreement to be entered into among the Trust, Provident and the Trustee in connection with the issuance of the Exchangeable Shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Proxy Statement and Information Circular under the headings “Background to the Internalization Transaction” and “Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors”, in addition to certain statements contained elsewhere or incorporated by reference in this document, are “forward-looking statements”, are prospective in nature and are indicated by words such as “will”, “expects”, “anticipates” and various derivations of such words. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed in, or implied by, such forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Trust will derive therefrom. Certain of these risks and other factors are described in more detail in the Trust’s Amended and Restated Annual Information Form filed with various securities commissions or similar authorities in the provinces of Canada.

PROXY STATEMENT AND INFORMATION CIRCULAR

Solicitation of Proxies

     This Proxy Statement and Information Circular is furnished in connection with the solicitation of proxies by the management of the Manager on behalf of the Trustee for use at the Special Meeting (the “Meeting”) of Unitholders of Provident Energy Trust. The Meeting will be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on January 17, 2003 at 9:00 a.m. (Calgary time) for the purposes set forth in the Notice of Special Meeting (the “Notice”) accompanying this Proxy Statement and Information Circular. In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of the Manager without special compensation. The cost of solicitation will be borne by the Manager and reimbursed by the Trust. The information contained in this Proxy Statement and Information Circular is given as of December 17, 2002, unless otherwise specifically stated.

     The Trust has two types of securities outstanding that entitle holders to vote generally at meetings of Unitholders; Trust Units and Special Voting Units. A single Special Voting Unit was issued to Computershare Trust Company of Canada (the “Exchangeable Shares Trustee”) as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by Provident Acquisitions Inc., an indirect wholly-owned subsidiary of the Trust, in connection with the acquisition of Meota Resources Corp., which was completed on October 2, 2002. The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined herein) is entitled to one vote. The Special Voting Unit which is outstanding carries a number of votes equal to the number of Trust Units (rounded down to the nearest whole number) into which the exchangeable shares are then exchangeable. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of exchangeable shares instruct, and to abstain from voting in proportion to the exchangeable shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of exchangeable shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the “Voting Direction for Holders of Exchangeable Shares of Provident Acquisitions Inc.” (the “Voting Direction”) that has been provided to holders of exchangeable shares together with this Proxy Statement and Information Circular. See also the discussion under “Voting Securities and Principal Holders of Voting Securities” contained in this Proxy Statement and Information Circular.

Notice to Beneficial Holders of Trust Units

     The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically mails a scanable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by IICC well in advance of the Meeting in order to have the Trust Units voted.

     The foregoing discussion similarly applies to holders of exchangeable shares who do not hold their exchangeable shares in their own name. Only holders of exchangeable shares whose name appears on the records of Provident Acquisitions Inc. as the registered holders of exchangeable shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their exchangeable shares at the Meeting.

Appointment of Proxies

     A Unitholder who wishes to be represented at the Meeting by proxy must complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope or otherwise deliver it to Computershare Trust Company of Canada, at Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Proxy Department, to reach the addressee no later than 5:00 p.m. (Calgary time) on January 14, 2003 or, if the meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date on which the meeting is reconvened.

     The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

     The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Manager. A Unitholder desiring to appoint some other person as his or her representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Trust Company of Canada, at the place and within the time specified above for the deposit of proxies. Representatives so appointed by a Unitholder are not required to be Unitholders.

     By resolutions of the Board of Directors, the record date for the Meeting has been established as December 17, 2002 (the “Record Date”). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee’s name be placed on the voting list in place of the transferor.

Revocation of Proxies

     A Unitholder who has submitted a form of proxy has the power to revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder’s attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and delivered to the Trust or Computershare Trust Company of Canada at the address referred to herein no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or if the Meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened or with the Chairman of the Meeting immediately prior to the Meeting, or any reconvened Meeting.

     A holder of exchangeable shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of exchangeable shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

Exercise of Discretion With Respect to Proxies

     The form of proxy furnished by the Trust, where the Unitholder specifies a choice with respect to any matter identified in the Notice will be voted on or withheld from voting on any ballot in accordance with the instructions contained therein. Where no choice is specified, the form of proxy will be voted “FOR” each matter identified in the Notice. The persons appointed under the form of proxy furnished by the Trust are conferred discretionary authority with respect to amendments to those matters specified in the form of proxy or other matters which may be properly come before the Meeting. At the time of the printing of this Proxy Statement and Information Circular, the management of Provident knows of no such amendment or other matter except as disclosed in this Proxy Statement and Information Circular. If any matters which are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

Documents Incorporated by Reference

     Information has been incorporated by reference in this Proxy Statement and Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Provident at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, telephone (403) 296-2233. For the purpose of the Province of Québec, this Proxy Statement and Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Executive Officer of Provident at the above-mentioned address and telephone number. Continuous disclosure documents of the Trust may be accessed at www.sedar.com.

     The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Proxy Statement and Information Circular:

(a)	the Amended and Restated Renewal Annual Information Form of the Trust dated May 20, 2002 (the “AIF”) and schedules thereto including the audited financial statements of the Trust as at and for the period March 6, 2001 to December 31, 2001, together with the notes thereto and the auditors’ report thereon;

(b)	management’s discussion and analysis of the financial condition and operations of the Trust included in the AIF;

(c)	the unaudited consolidated financial statements of the Trust and management’s discussion and analysis of the financial condition and operations of the Trust for the nine months ended September 30, 2002;

(d)	the material change report of the Trust dated March 28, 2002 in respect of the acquisition of certain oil and gas properties;

(e)	the material change report of the Trust dated August 21, 2002 relating to the offer to purchase all of the issued and outstanding common shares of Meota Resources Corp.;

(f)	the material change report of the Trust dated October 21, 2002 relating to the completion of the acquisition of all of the issued and outstanding common shares of Meota Resources Corp.; and

(g)	the proxy statement and information circular of the Trust dated April 26, 2002 relating to the annual and special meeting of the Trust held on June 3, 2002 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

     Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Proxy Statement and Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference into this Proxy Statement and Information Circular.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement and Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Information Circular.

Relationships Among the Trustee, the Trust, Provident and the Manager

     The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (the “Trust Indenture”) dated as of January 25, 2001 between Founders Energy Ltd. (“Founders”) and the Trustee (as successor to Montreal Trust Company of Canada), as amended from time to time. The Trust was established for the purpose of acquiring and holding, directly and indirectly, interests in petroleum and natural gas properties. Provident is a corporation wholly-owned by the Trust. The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties in which it has an interest. The Manager is a corporation which is indirectly wholly-owned by Thomas Buchanan, Randall Findlay and their associates. The Manager is responsible for providing certain management, administrative and support services to the Trust and Provident in accordance with the terms of the Management Agreement. A description of the compensation received by the Manager for providing management services to Provident and the Trust is set out in this Proxy Statement and Information Circular under the heading “The Management Agreement”.

     Pursuant to the terms of the Provident USA, the Manager is entitled to nominate and have elected two of the members of the board of directors of Provident with the balance of the members of the board of directors of

Provident to be selected by the Unitholders. The Unitholders are at all times entitled to select a majority of the board of directors of Provident.

Interest of the Trustee, Provident, the Manager and the Directors and Officers
of Provident and the Manager in Matters to be Acted Upon

     Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, Provident, the Manager nor any directors or officers of Provident or the Manager, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Proxy Statement and Information Circular.

     Thomas Buchanan and Randall Findlay, the Chief Executive Officer and President of Provident, respectively, are the indirect shareholders of the Manager. As a result, both Mr. Buchanan and Mr. Findlay have a material interest in the Internalization Transaction and matters related thereto, including the Executive Employment Agreements and the Management Fee Amending Agreement (as defined herein).

Interest of Insiders in Material Transactions

     Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, Provident, the Manager, nor any director or officer of Provident or the Manager, nor any other insider of the Trust, Provident or the Manager, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the financial period ended December 31, 2001, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Provident.

Indebtedness of the Trustee and the Directors and Officers
of Provident and the Manager

     Neither the Trustee nor any of the directors or officers of Provident, or the Manager, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Trust or Provident at any time since the beginning of the financial period ended December 31, 2001, except for loans made to certain officers and directors of Founders Energy Ltd. to specifically facilitate the exercise of stock options in connection with the plan of arrangement in which Founders was reorganized to create the Trust. These officers and directors subsequently became officers and directors of Provident or the Manager. The loans amounted to, in aggregate, $1,042,253.93 and were subject to interest at an annual rate of 6.5%. All such loans plus accrued interest were repaid in full prior to June 6, 2001.

Voting Securities and Principal Holders of Voting Securities

Trust Units

     As at the date of this Proxy Statement and Information Circular, the Trust had 53,285,025 issued and outstanding Trust Units. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

Exchangeable Shares

     As at the date of this Proxy Statement and Information Circular, one Special Voting Unit had been issued to the Exchangeable Shares Trustee in conjunction with the issuance of exchangeable shares of Provident Acquisitions Inc., an indirect wholly-owned subsidiary of the Trust, in connection with the acquisition of Meota Resources Corp., which was completed on October 2, 2002. The Special Voting Unit which is outstanding carries a number of votes equal to the number of Trust Units (rounded down to the nearest whole number) into which the exchangeable shares are then exchangeable. Each holder of exchangeable shares on the Record Date is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of Trust Units (rounded down to the nearest whole number) into which that holder’s exchangeable shares are then exchangeable. A Voting Direction is the means by which a holder of exchangeable shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of exchangeable shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes. As of the date hereof, there are 5,858,136 exchangeable shares issued and outstanding and the exchange ratio is currently 1.03597 Trust Units for each exchangeable share.

     As at the date of this Proxy Statement and Information Circular, and to the best of the knowledge of the Trust and the directors and officers of Provident and the Manager, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Trust Units. As of the date of this Proxy Statement and Information Circular, and to the best of the knowledge of the Trust, the directors and senior officers of Provident beneficially owned, directly or indirectly, or exercised control or direction over, 748,414 Trust Units representing approximately 1.4% of the issued and outstanding Trust Units.

The Management Agreement

The Manager

     The offices of the Manager are located at Calgary, Alberta. Thomas Buchanan, Randall Findlay and their associates indirectly hold all of the issued and outstanding shares of the Manager and Mr. Buchanan and Mr. Findlay are the only directors and officers of the Manager. There were no amounts paid by Provident or the Trust directly to Thomas Buchanan or Randall Findlay during the period ended December 31, 2001, except for the reimbursement of expenses that such individuals incurred directly on behalf of Provident or the Trust and the benefits and perquisites described herein.

Compensation of the Manager

     Compensation is paid to the Manager for the services it provides to the Trust and Provident in accordance with the terms of the Management Agreement.

Reimbursement of Expenses

     Pursuant to the terms of the Management Agreement, the Manager is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by the Trust and Provident, other than costs related solely to the Manager. The salaries of the President and Chief Executive Officer of Provident who are provided by the Manager are not reimbursable but the costs of certain of the benefits and perquisites are reimbursable, subject to certain limits. For the period from March 6, 2001 to December 31, 2001, reimbursed general and administrative costs and expenses totalled $46,123 of which benefits and perquisites to the President and Chief Executive Officer provided by the Manager amounted to $30,560. For the period from January 1, 2002 to November 30, 2002, reimbursed general and administrative costs and expenses totalled $249,528 of which benefits and perquisites to the President and Chief Executive Officer provided by the Manager amounted to $42,877.

Management Fee

     Pursuant to the terms of the Management Agreement, the Manager is entitled to receive (a) a fee in an amount equal to 2% of operating cash flow of Provident, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a business day, on the next business day; and (b) a fee (the “Total Return Fee”) equal to 6% of the Total Return Amount, such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day on the next business day. The Manager was paid aggregate management fees of $1,153,264 for management services provided during the period from March 6, 2001 to December 31, 2001, comprised of a base fee of $897,195 and a Total Return Fee of $256,069. The Total Return Fee is payable, at the option of the board of directors of Provident, in cash or Trust Units. A total of 31,798 Trust Units were issued to the Manager to satisfy the payment of the Total Return Fee for 2001. For the period from January 1, 2002 to October 31, 2002 the Manager was paid a base fee of $1,796,335. Pursuant to the Management Fee Amending Agreement, the Manager has agreed to limit the base fee for the period of November 1, 2002 through December 31, 2002 to $500,000. The Manager has also agreed to limit the Total Return Fee for the year ending December 31, 2002 to $9,000,000 payable by way of $4,000,000 in cash and $5,000,000 payable by the issuance of 467,290 Trust Units at an agreed price of $10.70 per Trust Unit. See “Management Fee Amending Agreement” in this Proxy Statement and Information Circular.

Termination

     The original term of the Management Agreement expires on December 31, 2004 subject to earlier termination by the board of directors of Provident at any time on notice in writing delivered to the Manager. In the event the Management Agreement is terminated, the Manager is entitled to receive certain fees and expenses in accordance with the terms and conditions set forth therein and which are described below.

Compensation Upon Termination

     The Management Agreement provides that in most instances of termination, the Manager will be entitled to receive the management fees described above and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods, an amount as defined in the above paragraph, equal to such management fees as would have been payable in respect of two complete Return Periods).

     The Trust, Provident and the Manager, have entered into an agreement which provides for the final payment of fees payable to the Manager under the Management Agreement prior to the Closing Date. See “Management Fee Amending Agreement” in this Proxy Statement and Information Circular.

Background To The Internalization Transaction

     In recent months, the Board of Directors held discussions regarding management fees, the performance of the Manager, the possibility of internalizing management of the Trust and related matters. More recently, and in light of internalization transactions undertaken by other energy trusts, the Board of Directors determined to consider the Trust’s structure and related matters. As a result, the Special Committee was formed by the Board of Directors at a meeting held on September 17, 2002 to consider the manner in which the management functions of the Trust were provided. The Special Committee consisted of all of the independent members of the Board of Directors who are not associated with the Manager.

     The Board of Directors directed the Special Committee to, among other things:

(a)	consider the structure of the manner in which the management functions of the Trust are provided with the objective of furthering the long-term growth of the Trust, including considering the Trust’s ability to attract and retain quality management and provide incentives for management to commit to the continuing success and long-term growth of the Trust, which considerations included, without limitation, the desirability of an internalization of management functions;

(b)	review and consider whether any proposed transaction is fair to and in the best interests of the Unitholders, including the review and consideration of any relevant information made available to the Special Committee;

(c)	assess the fairness to the Unitholders, from a financial point of view, of the terms and conditions of any proposed transaction, having regard to any factors which may be considered relevant by the Special Committee and, in connection therewith, retain a financial advisor to assist the Special Committee in assessing the fairness, from a financial point of view, of any proposed transaction and, if thought necessary or advisable to the Special Committee, to provide a written opinion as to the fairness, from a financial point of view, of any proposed transaction to the Unitholders or to provide such other analysis or other reports as the Special Committee may determine are necessary or advisable in the circumstances;

(d)	to the extent necessary or appropriate, direct the negotiation of the terms of any proposed transaction and any agreements necessary to give effect thereto; and

(e)	engage such other professional advisors, such as legal counsel, as the Special Committee may determine are reasonably necessary or advisable to fulfill its mandate.

     The Special Committee retained McCarthy Tétrault LLP, independent legal counsel, to provide legal advice in connection with the Special Committee’s mandate and to review and assist in the negotiation of any proposed transaction with the Manager. The Special Committee also engaged Ernst & Young Corporate Finance Inc. to provide an opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration payable under any proposed transaction (see “Fairness Opinion”). The Special Committee formally met on several occasions independently, and additionally has had numerous separate discussions amongst themselves and with its legal counsel. The Special Committee considered various alternative forms of an internalization transaction which would be consistent with the Board of Directors’ objectives and the Special Committee’s mandate and ultimately focused on the Internalization Transaction. The terms and provisions of the Internalization Transaction, including the Share Purchase Agreement, were reviewed and negotiated by the Special Committee with representatives of the Manager. See “Details of the Internalization Transaction”.

     The Special Committee took into consideration, among other matters, the following factors in its review and negotiation of the Internalization Transaction:

(a)	the historical and anticipated future performance and growth of the Trust under the existing management team, and associated management fees that would be payable under the Management Agreement;

(b)	oil and gas royalty trusts are actively managed businesses requiring ongoing reserve replacement, which exposes unitholders to the need for management expertise, and given that the Special Committee had determined its satisfaction with the present management team, continuity of management had to be ensured to the greatest extent possible;

(c)	the purchase of the Manager Shares was determined, based on reasonable assumptions, to be immediately accretive to net asset value and accretive to projected cash available for distribution in future years;

(d)	the Special Committee considered several other internalization transactions that were completed over the past several months and determined that the financial and retention arrangements in respect of this transaction were reasonable;

(e)	the terms of the Internalization Transaction were found to be favourable to recent management internalization transactions in relation to the impact on both enterprise value and market capitalization;

(f)	the consideration payable for the Manager Shares is entirely in the form of exchangeable shares and all such shares are subject to escrow provisions. None of the other transactions reviewed were entirely in the form of trust units or exchangeable shares and none of the other transactions had escrow provisions encompassing 100% of the consideration paid; and

(g)	the equity nature of the consideration and the escrow provisions will ensure that the senior management of the Trust are significant Unitholders going forward and will act to directly align the interests of senior management with those of Unitholders.

     In light of the foregoing, and having regard to the Fairness Opinion and the advice of the legal and financial advisors to the Special Committee, on November 22, 2002 the Special Committee recommended to the Board of

Directors that the Board of Directors approve the terms of the Internalization Transaction and recommend the Internalization Transaction to the Unitholders for approval. In particular, the Special Committee recommended that, subject to receipt of the requisite Unitholder and regulatory approval, the Internalization Transaction include the acquisition of all of the outstanding Manager Shares for a total cost of approximately $18 million. See “Details of the Internalization Transaction” in this Proxy Statement and Information Circular.

Purpose And Benefits Of The Internalization Transaction And
Recommendation Of The Board Of Directors

     The Board of Directors, based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, has determined unanimously that the Internalization Transaction is in the best interests of the Trust and the Unitholders and unanimously recommends that Unitholders vote in favour of the Internalization Transaction. The members of the Board of Directors who are selected by the Manager declared their interest and did not vote on the approval of the Share Purchase Agreement. In coming to its conclusion and recommendations, the Board of Directors considered a number of factors and benefits to the Internalization Transaction, including the following:

(a)	the Trust’s corporate governance will be improved by simplifying the corporate structure, enabling Unitholders to elect all of the members of the Board of Directors;

(b)	the Internalization Transaction will, based on reasonable assumptions, be immediately accretive to the Trust’s net asset value and will be accretive to projected cash available for distribution in future years;

(c)	the long-term cost structure of the Trust will be improved;

(d)	the terms of the Share Purchase Agreement and the proposed Executive Employment Agreements;

(e)	increasing management’s ownership in the Trust and eliminating management fees should enhance alignment between management and Unitholders. After effecting the Internalization Transaction, directors and officers of Provident will own, directly or indirectly, approximately 4.75% of the outstanding Trust Units;

(f)	the potential investor base of the Trust may be broadened by internalizing management of the Trust;

(g)	the Trust’s competitiveness for acquisitions is anticipated to be improved by eliminating management fees, which should provide greater opportunities to make value-adding acquisitions for the benefit of Unitholders;

(h)	the transaction confirms the continued commitment of the senior management of the Trust; and

(i)	the Fairness Opinion from Ernst & Young Corporate Finance Inc.

Based upon, among other things, the recommendation of the Special Committee formed to review and negotiate the Internalization Transaction and the Fairness Opinion provided by Ernst & Young Corporate Finance Inc., the Board of Directors has determined that the Internalization Transaction is in the best interests of Unitholders and therefore unanimously recommends that Unitholders vote in favour of the Management Internalization Resolution.

     The board of directors of Provident have approved the ordinary resolution to approve the Internalization Transaction and recommend that the Unitholders vote in favour of the ordinary resolution to approve the Internalization Transaction. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule “A”.

     To be approved, the ordinary resolution to approve the Internalization Transaction must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to approve the Internalization Transaction be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by Thomas Buchanan and Randall Findlay and their associates, who in the aggregate own 210,817 Trust Units. Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

Effect Of The Internalization Transaction Upon Unitholders

     The Internalization Transaction will result in the elimination of all external management fees following closing of such transaction. Pursuant to the agreement between the Manager and Provident in respect of the fees payable under the Management Agreement, the Manager will be paid certain management fees for the calendar months up to and including December, 2002 on or prior to the Closing Date. For more information on the proposed amendments and the final management fees to be paid to the Manager, see “Management Fee Amending Agreement” in this Proxy Statement and Information Circular.

     The Board of Directors and the Manager believe, based on reasonable assumptions, that the acquisition of the Manager Shares and the effective elimination of management fees following closing of the Internalization Transaction will be accretive to cash flow, distributions and net asset value, particularly when viewed on a long term basis.

     The total number of Trust Units into which the Exchangeable Shares issued at closing in connection with the Internalization Transaction are exchangeable will represent approximately 2.7% of the outstanding Trust Units (including Trust Units issuable on exchange of exchangeable shares).

Details Of The Internalization Transaction

Acquisition of the Manager Shares

     General

     On November 22, 2002 the Trust, Provident, the Manager and the Vendors entered into the Share Purchase Agreement pursuant to which Provident agreed to purchase all of the issued and outstanding Manager Shares in consideration of $18 million, payable by the issuance of an aggregate of 1,682,242 Exchangeable Shares at an agreed upon price of $10.70 per share, subject to adjustment to reflect distributions on the Trust Units in the event that the Closing Date occurs after January 1, 2003. Closing is subject to the satisfaction or waiver of certain other closing conditions provided for in the Share Purchase Agreement. For information on the Exchangeable Share provisions, see “Issuance of Exchangeable Shares”.

     Share Purchase Agreement

     In addition to providing for the purchase by Provident of all of the Manager Shares, the Share Purchase Agreement contains representations and warranties of each of Thomas Buchanan and Randall Findlay, the Vendors, Provident, the Manager and the Trust relating to status, capacity and related matters and where applicable, representations and warranties relating to the business, operations, assets and liabilities of the Manager. Each of the Vendors as well as Mr. Buchanan and Mr. Findlay gave representations as to the Vendors’ ownership and capacity to enter into and perform its obligations under the Share Purchase Agreement, the Manager’s financial statements and certain other matters concerning the Manager, including certain operational and financial representations and warranties. In most circumstances, the representations and warranties survive for two years after the Closing Date.

     The Share Purchase Agreement provides, among other things, as a condition of closing that all regulatory approvals shall have been obtained, all matters to be completed by the parties must be completed and all necessary documentation must be entered into, including the entering into of the Escrow Agreements and such other documentation as may be reasonably required.

Escrow Agreements

     The Share Purchase Agreement states that it is a condition of proceeding with the Internalization Transaction that the Vendors enter into the Escrow Agreements. The escrow provisions will result in all Exchangeable Shares issued pursuant to the Share Purchase Agreement being held in escrow. The Exchangeable Shares held in escrow are releasable as to 25% per year beginning on June 30, 2003 and are also releasable in certain other limited circumstances.

     The Escrow Agreements also provide for the monthly release from escrow of a number of Exchangeable Shares to account for the adjustment to the Exchange Ratio as a result of distributions paid on the Trust Units. The release of such Exchangeable Shares effectively releases to the Vendors the distributions paid on the Trust Units. The number of Exchangeable Shares to be released from escrow to account for such distributions on the Trust Units shall be determined by multiplying the number of Exchangeable Shares held by a Vendor on the last day of the month in question which have not been released from escrow or are not releasable from escrow by the difference between the Exchange Ratio in effect on the last day of the month in question and the Exchange Ratio in effect on the last day of the month immediately preceding the month in question and dividing the product thereof by the Exchange Ratio in effect on the last day of the month in question.

     In the event of a change of control of the Trust or Provident, all Exchangeable Shares held in escrow will be released to the underlying holders. In addition, the Escrow Agreements provide for early release of the securities in the event of the death or disability of either Thomas Buchanan or Randall Findlay, or if either is terminated from their employment with Provident or any other subsidiary of the Trust without just cause. Securities held in escrow may be charged, pledged or encumbered, provided that the securities will remain in escrow pursuant to the terms of the Escrow Agreements.

     In addition, the Exchangeable Shares held in escrow which have not been released or are not releasable from escrow at the applicable time will be subject to cancellation and forfeiture by Provident if the relevant individual voluntarily resigns from Provident or any other subsidiary of the Trust.

     The escrow provisions and forfeiture provisions are intended to enhance alignment between management and Unitholder interests and to retain management.

Executive Employment Agreements

     The Share Purchase Agreement provides as a condition of closing that Provident shall have entered into the Executive Employment Agreements with each of Mr. Buchanan and Mr. Findlay. Under the terms of the Executive Employment Agreements, each of Mr. Buchanan and Mr. Findlay will receive an annual salary of $250,000 for the first year of services and thereafter as determined by the Board of Directors annually, provided that each annual determination shall not be less than the previous year’s annual salary. Mr. Buchanan and Mr. Findlay will also be entitled to a cash bonus of up to 50% of his annual salary in an amount determined by the Board of Directors based on certain established criteria.

     In addition, options to purchase 250,000 Trust Units will be granted to each of Mr. Buchanan and Mr. Findlay effective January 1, 2003. Such options will vest as to 1/3 immediately and 1/3 on each subsequent anniversary of the grant. See “Amendments to the Trust Option Plan” in this Proxy Statement and Information Circular.

     Each of Mr. Buchanan and Mr. Findlay will also receive and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Provident’s senior officers and executives.

     In the event of a change of control or termination of employment for any reason other than cause, each of Mr. Buchanan and Mr. Findlay will receive two times the aggregate of his then current salary and the bonus paid to him in respect of the most recently completed financial year.

     It has been agreed that each of Mr. Buchanan and Mr. Findlay will be nominated by the Board of Directors for a position as a director of Provident at each meeting of Unitholders at which directors of Provident are elected.

Other Matters

     The Provident USA currently provides that the Manager is entitled to select two of the seven directors on the Board of Directors of Provident. On the Closing Date, the Provident USA will be amended in order to enable Unitholders to select all of the members of the Board of Directors commencing at the annual meeting of Unitholders to be held in 2003.

     In order to provide long-term continuity of the services provided by the Manager, the Executive Employment Agreements of each of Thomas Buchanan and Randall Findlay provide that each will continue to be nominated by the Board of Directors as directors of Provident for the term of his Executive Employment Agreement.

     Upon implementation of the Internalization Transaction, it is anticipated that the Manager will be amalgamated with Provident.

Regulatory Matters and Approvals

     There are certain regulatory requirements and approvals necessary to complete the Internalization Transaction. It was concluded that the Internalization Transaction was subject to the provisions governing “related party transactions” within the meaning of OSC Rule 61-501 and Quebec Securities Commission Policy Q-27 due to the ownership of the Manager Shares by Mr. Buchanan and Mr. Findlay, the Chief Executive Officer and President of Provident, respectively. However, the Internalization Transaction is exempt under such policies from the valuation and minority approval requirements as a result of the value of the consideration paid by the Trust in the Internalization Transaction not exceeding 25% of the market capitalization of the Trust. The Board of Directors appointed the Special Committee to review and negotiate the provisions of the Share Purchase Agreement and the Internalization Transaction and has complied with the disclosure requirements under the applicable policies.

     The Trust will apply to the securities commission in Alberta for exemptive relief providing that the Trust Units issuable to the Vendors upon exchange of the Exchangeable Shares issued under the Share Purchase Agreement will be freely tradeable. It is a condition of completion of the Internalization Transaction that exemptive relief be obtained providing for such Trust Units to be freely tradeable.

     The Trust has applied to the TSX and the AMEX for the listing of the Trust Units issuable upon exchange of the Exchangeable Shares issued under the Share Purchase Agreement.

Timing and Expenses of the Internalization Transaction

     The Internalization Transaction will become effective on the Closing Date, which is expected to occur on or about January 17, 2003, if the Management Internalization Resolution is approved at the Meeting and all other conditions specified in the Share Purchase Agreement are satisfied or waived. The Executive Employment Agreements and the grant of the options to Mr. Buchanan and Mr. Findlay as provided therein are effective January 1, 2003, subject to the approval at the Meeting of the Management Internalization Resolution in the case of the Executive Employment Agreements and the approval of the Trust Option Plan Amendment Resolution in the case of the grant of options. It is anticipated that the expenses of the Internalization Transaction to be incurred by the Manager will be paid by the Manager prior to the Closing Date. The expenses of the Internalization Transaction to be incurred by Provident including, without limitation, legal fees, fairness opinion fees, the preparation and printing of the Proxy Statement and Information Circular and other costs associated with the Meeting are estimated to be approximately $0.6 million.

Fairness Opinion

     Ernst & Young Corporate Finance Inc. was retained by the Special Committee to consider the Internalization Transaction and related matters and make such recommendations as it considered appropriate and to provide an opinion as to the fairness, from a financial point of view, of the consideration payable pursuant to the Internalization Transaction. The terms of the engagement were formalized in a letter agreement dated November 7, 2002.

     Ernst & Young Corporate Finance Inc. has advised the Special Committee that none of Ernst & Young Corporate Finance Inc. or its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of the Trust, Provident, the Manager or any of their respective affiliates or associates (collectively, the “Interested Parties”). Except as financial advisor to the Special Committee, neither Ernst & Young Corporate Finance Inc. nor any of its associates or affiliates is an advisor to any party with respect to the Internalization Transaction. However, Ernst & Young Corporate Finance Inc. may have, from time to time, acted as a financial advisor to the Trust and other interested parties.

     In consideration for its services, Provident agreed to pay to Ernst & Young Corporate Finance Inc. an aggregate fixed fee of $75,000. In addition, Ernst & Young Corporate Finance Inc. will be compensated for its reasonable out-of-pocket expenses. The Trust and Provident agreed to indemnify Ernst & Young Corporate Finance Inc. in respect of certain liabilities as may be incurred by it in connection with its engagement.

     In assessing the fairness, from a financial point of view, of the consideration payable pursuant to the Internalization Transaction, Ernst & Young Corporate Finance Inc. considered the impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit of the Trust under several possible scenarios. Ernst & Young Corporate Finance Inc. also completed a discounted cash flow analysis, where it compared the consideration payable in connection with the Internalization Transaction to the present value of future fees payable pursuant to the Management Agreement under the same scenarios. The above analyses supported the fairness conclusion of Ernst & Young Corporate Finance Inc.

     On November 22, 2002, Ernst & Young Corporate Finance Inc. indicated to the Special Committee that it would be in a position to provide the Special Committee with an opinion that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Unitholders, based on the assumptions, limitations and considerations set out in the Fairness Opinion. Ernst & Young Corporate Finance Inc. delivered the Fairness Opinion at the meeting of the Board of Directors held on December 11, 2002.

     A copy of the Fairness Opinion is attached as Schedule “C” to this Proxy Statement and Information Circular.

Management Fee Amending Agreement

     Upon completion of the Internalization Transaction, the Manager will be an indirect, wholly-owned subsidiary of the Trust. Provident currently intends to amalgamate Provident and the Manager immediately following the Closing Date. Provident, the Manager, Mr. Buchanan and Mr. Findlay have entered into an agreement establishing the management fees owing by Provident to the Manager for the period ending December 31, 2002 (the “Management Fee Amending Agreement”).

     Under the terms of the Management Fee Amending Agreement, the base fees payable to the Manager under the Management Agreement will be $500,000 in cash for the period of November 1 through December 31, 2002. In addition, the Total Return Fee payable to the Manager for the period January 1, 2002 through December 31, 2002 will be limited to an agreed upon amount of $9,000,000 to be satisfied by the payment to the Manager of $4,000,000 in cash and $5,000,000 payable by the issuance of 467,290 Trust Units at an agreed upon price of $10.70 per Trust Unit.

Issuance of Exchangeable Shares

Attributes of the Exchangeable Shares

     The Exchangeable Shares are generally intended to represent an economic equivalent to the Trust Units that the Vendors would have received from the sale of the Manager Shares had they elected to receive Trust Units and are designed to provide the Vendors with an opportunity to achieve a tax deferral in certain circumstances. Each Exchangeable Share is exchangeable for Trust Units on the basis of the Exchange Ratio, subject to certain adjustments. The following is a summary description of the material provisions of the Exchangeable Shares and is qualified in its entirety by reference to the full text of: (i) the Articles of Amendment of the Provident setting forth the Exchangeable Share provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement. The Exchangeable Shares have substantially similar attributes to the exchangeable shares issued by Provident Acquisitions Inc. in connection with the acquisition of Meota Resources Corp.

     Exchangeable Share Provisions

     Ranking. The Exchangeable Shares will rank prior to any common shares of Provident and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Provident.

     Dividends. Holders of Exchangeable Shares will be entitled to receive dividends if, as and when declared by the board of directors of Provident. Provident does not anticipate that any dividends will be declared in respect of the Exchangeable Shares; however the board of directors has the right in its sole discretion to do so.

     Certain Restrictions. Provident will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the sub-heading “Amendment and Approval”:

(a)	pay any dividend on the common shares of Provident or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares of Provident or any other shares ranking junior to the Exchangeable Shares;

(b)	redeem, purchase or make any capital distribution in respect of the common shares of Provident or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of Provident ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)	issue any shares other than Exchangeable Shares, common shares of Provident and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

     Liquidation of Provident. In the event of the liquidation, dissolution or winding-up of Provident or any other proposed distribution of the assets of Provident among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”) an amount equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Liquidation Date (the “Liquidation Amount”), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

     On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Provident’s registered office or the office of the Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents and subject to the exercise by the Trust or any subsidiary of the Trust (other than Provident) of the Liquidation Call Right, Provident will deliver the Liquidation Amount to such holder at the address recorded in Provident’s security register or will hold the Liquidation Amount for pick-up by the holder at Provident’s registered office or the office of the Exchangeable Shares Transfer Agent, as specified by Provident in a notice to such holders.

     Upon the occurrence of a liquidation, dissolution or winding-up of Provident, the Trust or any subsidiary of the Trust (other than Provident) will have the right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share equal to the Liquidation Amount (to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units having a value equal to the Liquidation Amount) and, upon the exercise of the Liquidation Call Right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or any subsidiary of the Trust (other than Provident) as applicable. The purchase by the Trust or any subsidiary of the Trust (other than Provident) of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date.

     The Liquidation Call Right may be exercised, at the election of the Trust, by either the Trust or any subsidiary of the Trust (other than Provident).

     Upon the occurrence of an Insolvency Event, the Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or any subsidiary of the Trust (other than Provident) to purchase any or all of the Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading “Voting and Exchange Trust Agreement — Optional Exchange Right”.

     Automatic Exchange Right on Liquidation of the Trust. In the event of a Provident Liquidation Event, the Trust or any subsidiary of the Trust (other than Provident) will be required to purchase each outstanding Exchangeable Share (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at the fifth business day prior to the effective date of the Provident Liquidation Event, by exchanging, for each Exchangeable Share held by such holder, that number of Trust Units equal to the Exchange Ratio as at the sixth business day prior to the effective date of the Provident Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an Exchangeable Share in the event of a Provident Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

     Upon a holder’s request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instrument of transfer as Provident may reasonably require, the Trust will deliver to such holder certificates representing the number of Trust Units to which that holder is entitled to receive as at that date.

     Retraction of Exchangeable Shares by Holders. Subject to the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time to require Provident to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Retraction Date (the “Retraction Price”), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

     Holders of the Exchangeable Shares may request redemption by presenting to Provident or the Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed Retraction Request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. The redemption will become effective seven business days after the date on which Provident or the Exchangeable Shares Transfer Agent receives the Retraction Request from the holder.

     When a holder requests Provident to redeem the Exchangeable Shares, the Trust or any subsidiary of the Trust (other than Provident) will have an overriding right (the “Retraction Call Right”) to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Provident to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units having a value equal to the Retraction Price.

     At the time of a Retraction Request by a holder of Exchangeable Shares, Provident will immediately notify the Trust or a subsidiary of the Trust (other than Provident), as the case may be. The Trust or a subsidiary of the Trust (other than Provident) must then advise Provident within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder’s Exchangeable Shares will neither be purchased by the Trust or a subsidiary of the Trust, nor be redeemed by Provident. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Provident to redeem will on the Retraction Date be purchased by the Trust or a subsidiary of the Trust (other than Provident) or redeemed by Provident, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.

     The Retraction Call Right may be exercised, at the election of the Trust, by either the Trust or a subsidiary of the Trust (other than Provident) .

     If, as a result of solvency provisions of applicable law, Provident is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Provident will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Provident will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the optional Exchange Right.

     Redemption of Exchangeable Shares. Subject to applicable law and the Redemption Call Right, Provident:

(a)	will, on January 17, 2007 (the “Automatic Redemption Date”), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the “Redemption Price”), to be satisfied by the delivery of that number of Trust Units;

(b)	may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 100,000 (as such number of shares may be adjusted as deemed appropriate by the board of directors of Provident to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (provided such time shall not occur prior to January 1, 2006) (the “De Minimus Redemption Date” and, collectively with an Automatic Redemption Date, a “Redemption Date”), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share; and

(c)	will be deemed to have redeemed all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share immediately prior to the time when the trust unit purchase rights issued pursuant to the unitholder rights plan of the Trust (or pursuant to any successor or replacement rights plan) would separate from the Trust Units and become exercisable.

     Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

     Provident will, at least 90 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Provident, including the number of Exchangeable Shares Provident intends to redeem. On or after the date that such notice is provided, upon the holder’s presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the registered office of Provident or the office of the Exchangeable Shares Transfer Agent, Provident will deliver the Redemption Price to the holder at the address of the holder recorded in Provident’s security register or by holding the Redemption Price for pick-up by the holder at the registered office of Provident or the office of the Exchangeable Shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of

Exchangeable Shares (other than the Trust) will not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

     The Trust or a subsidiary of the Trust (other than Provident) will be granted a right (the “Redemption Call Right”), notwithstanding a proposed redemption of the Exchangeable Shares by Provident on the applicable Redemption Date, pursuant to the Exchangeable Share provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or a subsidiary of the Trust) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or a subsidiary of the Trust (other than Provident) as applicable. If either the Trust or a subsidiary of the Trust (other than Provident) exercises the Redemption Call Right, Provident’s right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.

     The Redemption Call Right may be exercised, at the election of the Trust, by either the Trust or a subsidiary of the Trust (other than Provident).

     Voting Rights. The holders of the Exchangeable Shares are entitled to receive notice of and attend any meetings of the Unitholders of the Trust and shall be entitled to vote at any such meeting in accordance with the provisions of the Voting and Exchange Trust Agreement. The holders of Exchangeable Shares shall not be entitled to vote Exchangeable Shares in respect of any matters concerning Provident.

     Anti-Dilution. The number of Trust Units for which the Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be subject to adjustment in the event of:

(a)	the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b)	the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible or exchangeable, or carrying rights to purchase, into Trust Units at a price per Trust Unit of less than eighty-five percent of the then market price of such Trust Units; or

(c)	the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

     Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, Provident, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 20% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

     Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement. Under the Exchangeable Share provisions, Provident will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

     Voting and Exchange Trust Agreement

     Voting Rights. In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a special voting unit to Computershare Trust Company of Canada, the Trustee for the benefit of the holders (other than the Trust or a subsidiary of the Trust) of the Exchangeable Shares. The special voting unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the special voting unit will be exercisable in the same manner as set forth above.

     Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Trustee to exercise that number of votes attached to the special voting unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such Exchangeable Share is then exchangeable. The Trustee will exercise each vote attached to the special voting unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

     The Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the special voting unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Trustee by the Trust, the Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Trustee.

     All rights of a holder of Exchangeable Shares to exercise votes attached to the special voting unit will cease upon the exchange of all such holder’s Exchangeable Shares for Trust Units.

     With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

     Optional Exchange Right. Upon the occurrence and during the continuance of:

(a)	an Insolvency Event; or

(b)	circumstances in which the Trust or a subsidiary of the Trust (other than Provident) may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or a subsidiary of the Trust (other than Provident) to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust or a subsidiary of the Trust (other than Provident) not to exercise a Call Right which is then exercisable by the Trust or a subsidiary of the Trust (other than Provident), Provident and the Trust will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right.

     The purchase price payable by the Trust or a subsidiary of the Trust (other than Provident) for each Exchangeable Share to be purchased under the optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the “Exchange Price”). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

     If, as a result of solvency provisions of applicable law, Provident is unable to redeem all of a holder’s Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or a subsidiary of the Trust (other than Provident) will be required to purchase such shares from the holder in the manner set forth above.

     Support Agreement

     The Trust Support Obligation. Under the Support Agreement, the Trust will agree that:

(a)	the Trust will take all actions and do all things necessary to ensure that Provident is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Provident, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Provident; and

(b)	Provident will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Provident.

     The Support Agreement will also provide that, without the prior approval of Provident and the holders of the Exchangeable Shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

     With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

     Under the Support Agreement, the Trust has agreed to not exercise any voting rights attached to the Exchangeable Shares owned by them or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

     Delivery of Trust Units. The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada.

Amendments to the Trust Option Plan

     Under the Trust Option Plan, options to purchase a maximum of 3,600,000 Trust Units may currently be granted to employees, officers, directors and consultants to the Trust and its subsidiaries. The exercise price of an option is determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

     The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors, including the Manager) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of the Trust or Provident (or their advisors, including the Manager) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors, including the Manager), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units.

     Currently, the Trust Option Plan provides that the exercise price of options will be adjusted downwards from time to time by the amount of the Excess Distributions at the election of the option holder by notice to Provident at the time of exercise of the option. The Board of Directors is proposing that the Trust Option Plan be amended effective as of January 1, 2003 to provide for the adjustment to the exercise price of all options from and after January 1, 2003 to reflect the full amount of each distribution paid on the Trust Units.

     In conjunction with a review of the overall compensation programs of Provident, the Board of Directors determined that it was desirable to amend the Plan to provide a more competitive Trust Unit option compensation structure in order to attract and retain high quality employees, officers and directors. The Board of Directors believes that the proposed amendment to the Trust Option Plan will help limit the number of options granted and will provide an incentive for management to maximize distributions and unit values, directly aligning the interests of option holders with those of the Unitholders of the Trust.

     The board of directors of Provident have approved the ordinary resolution to amend the Trust Option Plan and recommend that the Unitholders vote in favour of the ordinary resolution to amend the Trust Option Plan. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule “B”.

     To be approved, the ordinary resolution to amend the Trust Option Plan must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to amend the Trust Option Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by insiders of the Trust and its subsidiaries and associates of such insiders, who in the aggregate own 748,414 Trust Units. Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

Additional Information

     Copies of the Trust’s most recent annual information form and any information incorporated therein by reference, the Trust’s audited consolidated financial statements as at and for the period ended December 31, 2001 and this Proxy Statement and Information Circular may be obtained from the Chief Executive Officer of Provident at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. Continuous disclosure documents of the Trust may be accessed at www.sedar.com.

Approval And Certification

     The contents and sending of this Proxy Statement and Information Circular have been approved by the board of directors of Provident on behalf of the Trust.

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

     DATED at Calgary, Alberta, this 17th day of December, 2002.

PROVIDENT ENERGY TRUST
BY PROVIDENT ENERGY LTD.

(Signed) Thomas W. Buchanan Chief Executive Officer	(Signed) Mark N. Walker Chief Financial Officer

SCHEDULE “A”

Form Of Management Internalization Resolution

Be It Resolved That:

1.	The Internalization Transaction described in the Proxy Statement and Information Circular of the Trust dated December 17, 2002 be and is hereby authorized and approved and the Trust is, directly or indirectly, hereby authorized to do the following:

(a)	the Trust is hereby authorized to acquire, indirectly through Provident, all of the issued and outstanding Manager Shares in exchange for the issuance of an aggregate of 1,682,242 Exchangeable Shares at an agreed upon price of $10.70, upon and subject to the terms, conditions and adjustments set out in the Share Purchase Agreement; and

(b)	to execute and deliver all agreements or other documents and do all things provided for, or contemplated by, the Share Purchase Agreement or the Proxy Statement and Information Circular dated December 17, 2002; and

2.	All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Proxy Statement and Information Circular of the Trust dated December 17, 2002.

SCHEDULE “B”

Form of Trust Option Plan Amendment Resolution

Be it Resolved That:

1.	The Trust Option Plan be amended to provide for a reduction to the exercise price of all options from and after January 1, 2003 pursuant to the Trust Option Plan in an amount equal to the full amount of each Distribution paid on the Trust Units; and

2.	All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Proxy Statement and Information Circular of the Trust dated December 17, 2002.

SCHEDULE “C”

Fairness Opinion

[Ernst & Young Letterhead]	•	Ernst & Young	•	Phone:	403 290-4100

		Corporate Finance Inc. 1000 Ernst & Young Tower 440 2 Avenue SW Calgary, Alberta, Canada T2P 5E9		Fax:	403 206-5075

November 22, 2002

The Special Committee of the
Board of Directors of
Provident Energy Ltd.
900, 606 4th Street SW
Calgary, Alberta
T2P 1T1

Dear Sirs:

Re:	Fairness Opinion on Transaction to Internalize Management

Ernst & Young Corporate Finance Inc. (“EYCF”) understands that Provident Energy Ltd. (“Provident”) on its own behalf and on behalf of Provident Energy Trust (the “Trust”), has entered into a share purchase agreement (the “Agreement”) with Provident Management Corporation (“PMC”), the manager of the Trust, Scimitar Energy Limited, Hastings Street Management Limited, Thomas Buchanan, and Randall Findlay (“PMC Principals”) effective November 22, 2002, in respect of a proposed acquisition by Provident of all the outstanding shares of PMC and retention and transfer of the PMC officers from PMC to Provident or the Trust for a total consideration of approximately $18 million (the “Transaction”).

The consideration and terms of the Transaction, as we understand them, are as follows:

a.	$18,000,000 to be paid through the issuance of 1,682,242 exchangeable shares (“Exchangeable Shares”) of Provident at an agreed price of $10.70 per share. The Exchangeable Shares are exchangeable into Trust units on a 1:1 basis, subject to adjustment in respect of future distributions, at any time and are automatically exchanged on the fourth anniversary of issuance.

b.	The entire amount of the consideration will be subject to escrow. Subject to forfeiture in certain events, the securities will be released at 1/4 per year on June 30, commencing on June 30, 2003 and concluding on June 30, 2006.

The agreement also covers Employment Agreements with each of Buchanan and Findlay, providing a salary at an annual rate of $250,000 each, plus entitlement to a maximum bonus of 50% of salary.

Engagement of EYCF

On or about November 7, 2002, the Special Committee of the Board of Directors of Provident (the “Special Committee”) retained EYCF to provide advisory services in respect of the proposed Transaction. These services included the preparation and delivery to the Special Committee of our opinion (the “Fairness Opinion”) as to the fairness of the Transaction, from a financial point of view, to the unit holders of the Trust.

The engagement letter between EYCF and the Special Committee provided for compensation to EYCF of a fixed fee independent of the outcome of the Transaction.

We have not been engaged to prepare an independent formal valuation of any of the assets, liabilities or shares of PMC or any of the assets or liabilities of the Trust or Trust units, and our Fairness Opinion should not be construed as such.

Credentials of EYCF

Ernst & Young LLP is one of the largest global public accounting and professional services firms, and through its affiliated company, EYCF, provides corporate finance advisory services related to mergers and acquisitions, divestitures, valuations, fairness opinions, strategic finance and due diligence support. The Fairness Opinion expressed herein is that of EYCF and the form and the content hereof have been approved by a committee of senior practitioners of EYCF, who have not been involved in the development of the Fairness Opinion or any other services related to the Transaction, and each of whom is experienced in merger, acquisition, divestiture and valuation matters.

EYCF has not been involved as a financial advisor to either Provident, the Trust or PMC with respect to the Transaction and has been retained solely with respect to the review leading to this Fairness Opinion.

Scope of Review

In connection with rendering the Fairness Opinion, we have reviewed, considered and relied upon, among other things, the following:

Public Disclosures by the Trust

i.	Audited consolidated financial statements of the Trust as at and for the period ended December 31, 2001 and the annual report of the Trust for the same period;

ii.	Interim unaudited consolidated financial statements and reports of the Trust for the quarters ended March 31, June 30, September 30 for the years 2001 and 2002 as available;

iii.	Annual Information Form for the Trust for the year ended December 31, 2001;

iv.	Notice of Petition and Management Information Circular with respect to the Proposed Plan of Arrangement involving Founders Energy Ltd., Provident Energy Ltd. and Provident Energy Trust, dated January 29, 2001;

v.	The following prospectuses that have been issued by the Trust:

a. Short Form Prospectus dated August 21, 2001

b. Short Form Prospectus dated December 6, 2001

c. Short Form Prospectus dated April 8, 2002

vi.	Information circulars for any annual and special meetings of unit holders up to and including the date hereof;

vii.	Press releases issued by the Trust up to and including the date hereof;

viii.	Public information regarding the business, operations, financial position and unit trading history of (where applicable): the Trust, other oil & gas royalty trusts, the S&P TSX Energy Trust Index and other public companies as EYCF deemed appropriate or relevant;

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Reserve and other evaluation information of the Trust

i.	The evaluation report, 3rd Quarter 2002 Update, prepared by McDaniel & Associates independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of the Trust; and

ii.	The evaluation report, October 1, 2002, prepared by Paddock Lindstrom & Associates Ltd. independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of Meota Resources Corp. These reserves were acquired by the Trust on October 2, 2002;

Agreements and reports related to the Transaction

i.	A draft of the Information Circular dated December 17, 2002 (the “Information Circular”);

ii.	Unaudited financial statements of PMC as at and for the period ended December 31, 2001;

iii.	Unaudited interim financial statements of PMC as at and for the period ended October 31, 2002;

iv.	The Management Fee Amendment Agreement, dated November 21, 2002, between Provident, PMC, and the PMC Principals;

v.	The Share Purchase Agreement, dated November 22, 2002, between Provident, PMC, the PMC Principals, the Trust, Scimitar Energy Limited and Hastings Street Management Limited,

vi.	The Management Agreement, dated March 6, 2001, between Montreal Trust Company of Canada, PMC, Provident and the PMC Principals (the “Management Agreement”),

vii.	The Employment Agreements between Provident and the PMC Principals,

viii.	Financial analysis prepared by PMC in respect of the Transaction;

Other information, interviews and discussions:

i.	Financial and operating information, including internal management forecasts and budgets with respect to Provident and the Trust;

ii.	Discussions with staff and management of the Trust and Provident regarding, but not limited to, the financial results, future outlook, strategy, capital expenditures, future projects, reserves, and future site reclamation and abandonment liabilities;

iii.	Information regarding hedging contracts and strategies,

iv.	Information regarding the distribution reinvestment plan of the Trust;

v.	A letter of representation addressed to EYCF and dated the date hereof, as to the completeness and accuracy of information provided to us, upon which this Fairness Opinion is based, from the senior officers of Provident and the Trust;

vi.	Other information we deemed to be appropriate or relevant.

Assumptions and Limitations

We have relied upon, and have assumed completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from Provident, the Trust, its management, advisors, or otherwise, pursuant to our engagement, as well as data obtained from public sources.

This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations.

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The senior management of Provident have represented to us, in a letter delivered as at the date hereof, amongst other things, that the information, data, advice, opinions, representations and other materials (the “Information”) provided to us by or on behalf of Provident are complete and correct at the date the Information was provided to us and since that date, there has been no material change, financial or otherwise, in Provident and the Trust, or the respective assets, liabilities (contingent or otherwise), business or operations, and there has been no change of any material fact which is of such a nature as to render the Information untrue or misleading in any material respect. In addition, the management of Provident have represented to us that they have no reason to believe there are any inaccuracies in information they have provided to us with respect to the business, operations and financial position of Provident.

This Fairness Opinion is rendered on the basis of the securities market, economic and general business and financial conditions prevailing at the date hereof and the condition of and prospects, financial and otherwise, of Provident as they were reflected in the Information and other materials that were reviewed by us and as they were represented to us in our discussions with management and their advisors. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

We believe that our analysis must be considered as a whole and that selecting portions of our analysis or the factors considered by us, without considering all the factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on particular factors or elements of the analysis.

This Fairness Opinion is not to be construed as a recommendation to any unit holder of the Trust to accept or reject this Transaction. This Fairness Opinion has been provided for the use of the Special Committee and for inclusion in the Information Circular and may not be otherwise used or provided to other persons without our prior and express written consent in each such instance.

Methodology

In assessing the fairness, from a financial point of view, of the Transaction, EYCF considered the impact of the proposed Transaction on unit holders, under a number of possible scenarios. We analyzed this impact in terms of cash flow, distributions and net asset value per unit of the Trust. We conducted discounted cash flow calculations, comparing the present value effect of maintaining the current management fee arrangements, over a range of relevant time horizons, to the terms of the proposed Transaction, for each scenario. We also compared the ratios of consideration paid in the Transaction to the enterprise value and other indicators of the Trust to those ratios for other precedent management internalization transactions.

Fairness Conclusion

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Transaction is fair from a financial point of view to the unit holders of the Trust.

Yours truly,

ERNST & YOUNG CORPORATE FINANCE INC.

• A member of Ernst & Young International, Ltd.